ST. JOSEPH, INC.
4870 S. Lewis, Suite 250
Tulsa, OK 74105

December 1, 2011

Via Edgar and E-mail

Mr. William H. Demarest IV
100 F Street, N.E.
U.S. Securities and Exchange Commission
Washington, DC 20549

Re:	St. Joseph, Inc.

Form 8-K/A, Amendment #3

Filed December 1, 2011

File No. 0-49936

Dear Mr. Demarest:

We are submitting this letter in response to your correspondence dated October 14, 2011 setting forth the staff’s comments regarding the above-referenced Form 8-K/A filed by us on September 22, 2011 (the “8-K/A-2”).  References in this letter to the “Company” “we” “us” or “our” mean St. Joseph, Inc.

Earlier today we have filed an amended Form 8-K/A (the “Amended 8-K”) with revisions made in accordance to our responses.  As requested, the Amended 8-K discloses that the PCAOB revoked the registration of Cordovano and Honeck, LLP (“C&H”), necessitating the change in accountants.  Also, we disclose that we will not be able to include C&H’s audit reports and consents in future filings with the Commission and that we are having our current accountant prepare new audit reports for our financial statements for our fiscal year ending December, 31, 2010.  The Amended 8-K includes an amended Exhibit 16 letter from C&H.

Please do not hesitate to contact us if you have any further comments or questions.

Very truly yours,

ST. JOSEPH, INC.

     /s/ Gerald McIlhargey
By:  Gerald McIlhargey
Its:  Chief Executive Officer